(Magna Logo)                                        Magna International Inc.
                                                             337 Magna Drive
                                                     Aurora, Ontario L4G 7K1
                                                        Tel	(905) 726-2462
                                                      Fax	(905) 726-7164

                                    PRESS RELEASE

                             MAGNA ANNOUNCES MANAGEMENT CHANGES


January 20, 2004, Aurora, Ontario, Canada......Magna International Inc. (TSX:
MG.A, MG.B; NYSE: MGA) announced that, effective this morning, Ms. Belinda Stronach has resigned as its President and Chief Executive Officer and that Mr. Frank Stronach has assumed the position of Interim President. The Company's Board of Directors has established a Special Committee to conduct a search, together with Mr. Stronach, for Ms. Stronach's replacement both inside and outside the Company.

Mr. Frank Stronach, the Chairman of the Company, stated: "On behalf of the Board of Directors and the Company's employees, I would like to express our appreciation for the outstanding contributions Belinda has made to shareholders, customers and employees as President and CEO." Mr. Stronach added: "Magna is run like a partnership and now members of the senior management team, particularly Manfred Gingl, Siegfried Wolf and Vince Galifi, will assume increased responsibilities."

"Ms. Stronach has led Magna to record growth and profits," said the Honourable Mr. Ed Lumley, Lead Director of the Company's Board of Directors, "and has made significant contributions to both Magna and its subsidiaries. The Board wishes her the best as she seeks a new challenge."

"I would like to thank all Magna employees for their past support" commented Ms. Belinda Stronach. "We have excellent employees and strong management teams at Magna and our operating groups. I leave Magna well positioned to deliver strong operating results in the future and have every confidence that Magna will continue to outperform its competitors. "

Ms. Stronach also resigned as a director of the Company and as a director and the Chairman of Decoma International Inc., Intier Automotive Inc. and Tesma International Inc.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.;
various engine, transmission and fueling systems and components through Tesma International Inc.; and a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr.

Magna has approximately 72,000 employees in 201 manufacturing operations and 48 product development and engineering centres in 22 countries.

For further information please contact Vincent Galifi at Magna at
905) 726-7100.